                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)



    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                             Solitron Devices, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  834 25 6208
 -------------------------------------------------------------------------------
                                (CUSIP Number)



                                John Farina, Esq.
                                 Boyes & Farina
                                 Centurion Plaza
                           1601 Forum Place, Suite 900
                         West Palm Beach, Florida 33401
                              Phone: (561) 697-9393

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                January 11, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 834 25 6208                                        Page 2 of 5 Pages
--------------------------------------------------------------------------------

1    NAMES OF REPORTING PERSONS    John Farina as Trustee of the John Stayduhar
                                   Revocable Trust
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)
                                                                        (b) [X]
--------------------------------------------------------------------------------

3    SEC USE ONLY
--------------------------------------------------------------------------------

4    SOURCE OF FUNDS*                                                       OO
--------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                         [ ]

     N/A
--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION                                U.S.A.
--------------------------------------------------------------------------------

                    7       SOLE VOTING POWER                          427,848
NUMBER OF
SHARES              ------------------------------------------------------------
BENEFICIALLY        8       SHARED VOTING POWER                              0
OWNED BY
EACH                ------------------------------------------------------------
REPORTING           9       SOLE DISPOSITIVE POWER                     427,848
PERSON WITH
                    ------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER                         0

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                                   427,848 shares
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                       [ ]
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  20.7%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*                                              OO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer

           This Schedule 13D relates to the common stock, par value $.01 per share ("SODI Common Stock"), of Solitron Devices, Inc., a Delaware corporation ("SODI" or the "Issuer"). The principal executive offices of SODI are located at 3301 Electronics Way, West Palm Beach, Florida 33407.

Item 2.    Identity and Background

           a. This Schedule 13D is being filed by John Farina on behalf of the John Stayduhar Revocable Trust U/A/D January 11, 2001 (the "Trust").

           b.  The Trust may be reached:

                           c/o John Farina, Esq.
                           Boyes & Farina
                           Centurion Plaza
                           1601 Forum Place, Suite 900
                           West Palm Beach, Florida  33401

           c. John Farina is an attorney at the law firm of Boyes & Farina located at Centurion Plaza, 1601 Forum Place, suite 900, West Palm Beach, Florida 33401.

           d.  Not applicable.

           e.  Not applicable.

           f.  U.S.A.

Item 3.    Source and Amount of Funds or Other Consideration

           See response to Item 4 below.

Item 4.    Purpose of Transaction

            This Schedule 13D is being filed as a result of the execution and delivery of the Declaration of Trust dated January 11, 2001. The 427,848 shares of SODI Common Stock (the "Shares") that are the subject of this Schedule 13D were originally acquired from the Issuer by John Stayduhar pursuant to a Settlement Agreement dated April 11, 2000, as amended by Amendment One to such Settlement Agreement, dated July 28, 2000. The Shares were subsequently deposited into the Trust for the benefit of John Stayduhar and Boyes & Farina, P.A.

            The undersigned does not have any present plans or proposals relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer's corporate structure or business;
(g) any change in the Issuer's certificate of incorporation or by-laws, as amended, or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

            The foregoing descriptions of the Declaration of Trust dated January 11, 2001, the Settlement Agreement dated April 11, 2000 by and between John Stayduhar, Solitron/Vector Microwave Products, Inc. and HCG Technologies, Inc., as amended by Amendment One to Settlement Agreement, dated July 28, 2000, are qualified in their entirety by reference to such instruments, which are filed as exhibits to this Schedule 13D and are incorporated by reference herein.


Item 5.    Interest in Securities of the Issuer

           a.-b. As of January 11, 2001, John Farina, as trustee of the Trust, beneficially owned the Shares, which represent 20.7% of the outstanding shares of SODI, based on the shares outstanding as of August 31, 2001 (as reported in the Issuer's FORM 10-QSB filed with the SEC on October 3, 2001). John Farina has sole voting and investment power with respect to the Shares.

           c. Not applicable.

           d. Not applicable.

           e. Not applicable.

Item 6. Contacts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

           See response to Item 4 above.

Item 7.    Material to be Filed as Exhibits

           A.  Declaration of Trust dated January 11, 2001.
           B. Settlement Agreement dated April 11, 2000 by and between John Stayduhar, Solitron/Vector Microwave Products, Inc. and HCG Technologies, Inc., as amended by Amendment One to Settlement Agreement, dated July 28, 2000.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 29, 2001



                                               /s/ John Farina
                                   ------------------------------------------
                                   John Farina, Trustee of the John Stayduhar
                                   Revocable Trust

DECLARATION OF TRUST
JOHN STAYDUHAR
Page-1-of-13-



                              DECLARATION OF TRUST


         I, JOHN STAYDUHAR, of Palm Beach County, Florida (hereinafter "Grantor"), have transferred to JOHN FARINA, as Trustee, the property listed on the attached Schedule "A," and I declare that the Trustee hold that property and all investments and reinvestments thereof and additions thereto (hereinafter "trust estate") upon the following trusts:


                                    ARTICLE I
                                      NAME


         This Trust shall be known as the JOHN STAYDUHAR REVOCABLE TRUST.


                                   ARTICLE II
                          INITIAL AND SUCCESSOR TRUSTEE


         The initial and sole Trustee of this Trust shall be JOHN FARINA. In the event JOHN FARINA is unable or unwilling to serve in this capacity, then the Successor Trustee shall be WILLIAM E. BOYES.

         Any Trustee may resign at any time by written notice to all beneficiaries then entitled to receive or have the benefit of the income from the Trust. Such resignation shall not take effect unless and until a Successor Trustee is appointed to act in the Trustee's place. Upon the acceptance of the appointment by any Successor Trustee, the Trustee shall pay over, deliver and assign or convey to the Successor Trustee all of the Trust property and make full and proper accounting to the beneficiary or beneficiaries then entitled to receive or have the benefit of the income from the Trust, whereupon the Trustee shall have no further responsibility.

DECLARATION OF TRUST
JOHN STAYDUHAR
Page-2-of-13-



         Except as provided herein, in the case of the death, resignation, refusal or inability to act of any Trustee acting or appointed to act hereunder, the beneficiary or a majority in interest of the beneficiaries then entitled to receive or have the benefit of the income from the Trust shall appoint a Successor Trustee. If for any reason an appointment of a Successor Trustee is not made by the beneficiary or beneficiaries as provided in the preceding sentence, the Trustee shall appoint the Successor Trustee.

         Every Successor Trustee shall have all the powers and fiduciary power of discretion vested in the originally named Trustee. No Successor Trustee shall be personally liable for any act or omission of any predecessor Trustee. With the approval of the beneficiary or a majority in interest of the beneficiaries then entitled to receive or have the benefit of the income from the Trust, a Successor Trustee may accept the account rendered and the property received as a full and complete discharge to the predecessor Trustee without incurring any liability for doing so. The acceptance of a Successor Trustee to act in such capacity shall be construed as no more than an acceptance of the terms of this Trust Agreement as they apply to the rights, powers, duties and obligations of said Successor Trustee, and it shall in no way be construed to mean an acceptance, ratification or approval of any of the acts or omissions of the predecessor Trustee.

         No Trustee whenever or wherever acting shall be required to give bond or surety or be appointed by or account for the administration of any Trust to any court. No statute with respect to underproductive property shall apply to any Trust created under this Trust Agreement.

DECLARATION OF TRUST
JOHN STAYDUHAR
Page-3-of-13-



                                   ARTICLE III
                    ADMINISTRATION AND DISTRIBUTION OF TRUST


         The Trustee shall hold, manage, invest and reinvest the Trust property for the benefit of the Grantor, JOHN STAYDUHAR, and the law firm of BOYES & FARINA, P.A., as follows:

         SECTION 1 -- TRUST FOR JOHN STAYDUHAR. Two-thirds (2/3) of the Trust estate shall be set aside as a separate Trust (hereinafter "Stayduhar's Trust"). The Trustee shall hold, manage, invest and reinvest Stayduhar's Trust for the benefit of the Grantor, JOHN STAYDUHAR. All income earned from Stayduhar's Trust shall be paid to the Grantor in convenient installments. The Trustee shall also pay such sums of principal from Stayduhar's Trust to the Grantor as the Grantor shall direct in writing to the Trustee.

         SECTION 2 -- TRUST FOR BOYES & FARINA, P.A. One-third (1/3) of the Trust estate shall be set aside as a separate Trust (hereinafter "B&F's Trust"). The Trustee shall hold, manage, invest and reinvest B&F's Trust for the benefit of BOYES & FARINA, P.A. All income earned from B&F's Trust shall be paid to BOYES & FARINA, P.A. in convenient installments. The Trustee shall also pay such sums of principal from B&F's Trust to BOYES & FARINA, P.A., as any officer of that professional association shall direct in writing to the Trustee.


                      [This space intentionally left blank]

DECLARATION OF TRUST
JOHN STAYDUHAR
Page-4-of-13-



                                   ARTICLE IV
                            ADMINISTRATIVE PROVISIONS

         The following provision shall apply to the trust estate and to each Trust under this Trust Agreement:

         SECTION 1 -- COMMON FUND. For convenience of administration or investment, the Trustee may hold the several Trusts as a common fund, dividing the income proportionately among them, assign undivided interests to the several Trusts, and make joint investments of the funds belonging to them. The Trustee may consolidate and separate Trust with any other Trust with similar provisions for the same beneficiary or beneficiaries.

         SECTION 2 -- POWERS. The Trustee shall hold, manage, care for and protect the Trust property and shall have the following powers and, except to the extent inconsistent herewith, those now or hereafter conferred by law:

                  (a) To retain any property originally constituting the Trust or subsequently added thereto, although not of a type, quality and marketability or diversification considered proper for trust investments;

                  (b) To invest and reinvest the trust estate in bonds, stocks, mortgages, notes, options, limited partnership interests or other property of any kind, real or personal, domestic or foreign, suitable for the investment of trust funds;

                  (c) To cause any property, real or personal, belonging to the Trust to be held or registered in the Trustee's name or in the name of a nominee or in such other form as the Trustee deems best without disclosing the trust relationship;

DECLARATION OF TRUST
JOHN STAYDUHAR
Page-5-of-13-


                  (d) To vote in person or by general or limited proxy or refrain from voting, any corporate securities for any purpose, except that any security as to which the Trustee's possession of voting discretion would subject the issuing company or the Trustee to any law, rule or regulation adversely affecting either the company or the Trustee's ability to retain or vote company securities, shall be voted as directed by the beneficiaries then entitled to receive or have the benefit of the income from the Trust;

                  (e) To lease Trust property for any period of time though commencing in the future or extending beyond the term of the Trust;

                  (f) To borrow money from any lender, including a Trustee hereunder individually or a parent or affiliate company, to extend or renew any existing indebtedness, and to mortgage or pledge any property in the Trust;

                  (g) To sell at public or private sale, contract to sell, convey, exchange, transfer and otherwise deal with the Trust property and any reinvestments thereof, and to sell covered options for such price and upon such terms as the Trustee sees fit; the Trustee shall provide the Grantor with thirty
(30) days' written notice prior to the sale of any Trust property, unless the Grantor waives this requirement in writing;

                  (h) To employ agents, attorneys and proxies and to delegate to them such powers as the Trustee considers desirable;

                  (i) To compromise, contest, prosecute or abandon claims in favor of or against the Trust;

DECLARATION OF TRUST
JOHN STAYDUHAR
Page-6-of-13-


                  (j) To distribute income and principal in cash or in kind, or partly in each, and to allocate or distribute undivided interests or different assets or disproportionate interests in assets, and no adjustment shall be made to compensate for a disproportionate allocation of unrealized gain for Federal Income Tax purposes; to value the Trust property and to sell any part or all thereof in order to make allocation or distribution; no action taken by the Trustee pursuant to this paragraph shall be subject to question by any beneficiary;

                  (k) To establish out of income and credit to principal reasonable reserves for depreciation, obsolescence and depletion;

                  (l) To distribute income and principal to the beneficiaries then entitled to receive or have the benefit of income from the Trust, at their request, for reasonable monthly allowances, payment of debts, travel and vacation expenses, and any other costs or expenses to sustain the lifestyle to which they have grown accustomed; to purchase automobiles, residences, or any other property at the request of the income beneficiaries; and to make gifts at the request of the income beneficiaries;

                  (m) To perform other acts necessary or appropriate for the proper administration of the Trust, execute and deliver necessary instruments and give full receipts and discharges;

                  (n) To disclaim, in whole or in part, any interests in property for any reason, including but not limited to concern that such property could cause potential liability under any federal, state or local environmental law;

                  (o) To set aside as a separate trust, to be held and administered upon the same terms as those governing the remaining Trust property, any interests in property for any reason,

DECLARATION OF TRUST
JOHN STAYDUHAR
Page-7-of-13-


including but not limited to a concern that such property could cause potential liability under any federal, state or local environmental law;

                  (p) No Trustee shall be liable for any loss or depreciation in value sustained by the Trust as a result of the Trustee retaining any property upon which there is later discovered to be hazardous materials or substances requiring remedial action pursuant to any federal, state, or local environmental law, unless the Trustee contributed to the loss or depreciation in value through willful default, willful misconduct or gross negligence;

         SECTION 3 -- SMALL TRUST TERMINATION AND PERPETUITIES SAVINGS. The Trustee may in his discretion terminate and distribute any Trust hereunder if the Trustee determines that the costs of continuance thereof will substantially impair accomplishment of the purposes of the Trust. The Trustee shall terminate and forthwith distribute any Trust created hereby, or by exercise of a power of appointment hereunder, and still held twenty-one (21) years after the death of the last to die of the Grantor and the beneficiaries in being at the death of the Grantor. Distribution under this Section shall be made to the persons then entitled to receive or have the benefit of the income from the Trust in the proportions in which they are entitled thereto, or if their interests are indefinite, then in equal shares.

         SECTION 4 -- TRUSTEE'S ACCOUNTING. The Trustee shall render an account of the Trustee's receipts and disbursements and a statement of assets at least annually to each adult beneficiary then entitled to receive or have the benefit of the income from the Trust. The Trustee may, but shall not be required to, prepare and file accountings with any Court. Prior to delivering all of the property of any Trust hereunder to a successor Trustee or to making any

DECLARATION OF TRUST
JOHN STAYDUHAR
Page-8-of-13-


partial or complete distribution of Trust property, the Trustee may require an approval of its accounting either by a release and discharge by the beneficiary or beneficiaries of any such Trust or by a Court of competent jurisdiction. All of the Trustee's fees and expenses (including reasonable attorney's fees) attributable to any such accounting and approval shall be paid by such Trust.

         SECTION 5 -- INDEMNIFICATION OF TRUSTEE. Any Successor Trustee shall be indemnified and held harmless from and against any and all claims, demands, losses, liabilities, damages and expenses which may be sustained at any time because of any act or omission occurring before the date the Trust property was received by said Successor Trustee. Any Successor Trustee is expressly relieved of any duty or responsibility to audit or review the actions or accounts of its predecessor, and it is relieved from any liability for the acts or omissions of its predecessor.





                      [This space intentionally left blank]

DECLARATION OF TRUST
JOHN STAYDUHAR
Page-9-of-13-


                                    ARTICLE V
                             RULES OF INTERPRETATION
                                AND GOVERNING LAW


         Unless otherwise clearly indicated, the masculine shall be deemed to include the feminine and the neuter, the feminine shall be deemed to include the masculine and the neuter, the singular includes the plural, and the plural includes the singular.

         The law of Florida shall govern the validity and interpretation of the provisions of this Trust Agreement.


                                   ARTICLE VI
                                    ADDITIONS


         The Grantor or any other person may transfer or devise property, or make the proceeds under policies of life insurance and employee benefit plans payable, to the Trustee to be held under this Agreement and may designate the Trust to which the property or proceeds shall be added.


                                   ARTICLE VII
                                 RIGHT TO REVOKE


         The Grantor may at any time or times during his lifetime, by instrument in writing delivered to the Trustee, amend or revoke this Agreement in whole or in part. This power is personal to the Grantor and may not be exercised by the Grantor's guardian, attorney in fact or others.

DECLARATION OF TRUST
JOHN STAYDUHAR
Page-10-of-13-



         IN WITNESS WHEREOF, I, JOHN STAYDUHAR, hereby sign, seal, publish and declare this instrument to be my Trust Agreement, said Agreement having been prepared and reviewed by me and consisting of thirteen (13) pages, and I have signed my name in the presence of the persons witnessing this Trust Agreement, at my request, this 11th day of January, 2001, at West Palm Beach, Palm Beach County, Florida.



                                               /s/ John Stayduhar
                                              ---------------------------
                                              JOHN STAYDUHAR, Grantor


         The above and foregoing instrument consisting of these thirteen (13) pages, along with the self proving page immediately following, was signed, sealed, declared and published by JOHN STAYDUHAR, as and for his Trust Agreement, in the presence of us, the undersigned, who at his special instance and request, do attest as witnesses after said Grantor signed his name thereto, and in the presence of each other, and in his presence this 11th day of January, 2001.




/s/ John P. Morrissey                  of       North Palm Beach, FL
---------------------------------------         -------------------------------
WITNESS

/s/ Donna French                       of       Lake Worth, FL
---------------------------------------         -------------------------------
WITNESS

DECLARATION OF TRUST
JOHN STAYDUHAR
Page-11-of-13-





                          SELF PROOF OF TRUST AGREEMENT


STATE OF FLORIDA           )
                           ) ss:
COUNTY OF PALM BEACH       )


         WE, JOHN STAYDUHAR, John P. Morrissey, and Donna French, the Grantor and the witnesses, respectively, whose names are signed to the attached or foregoing instrument, having been sworn, declared to the undersigned officer that the Grantor, in the presence of the witnesses, signed the instrument as his Trust Agreement, that he signed, and that each of the witnesses, in the presence of the Grantor and in the presence of each other, signed this Trust Agreement as a witness.



                                   /s/ John Stayduhar
                                 ---------------------------------
                                  GRANTOR


                                   /s/ John P. Morrissey
                                 ---------------------------------
                                  WITNESS


                                   /s/ Donna French
                                 ---------------------------------
                                  WITNESS


         Sworn to and subscribed before me by JOHN STAYDUHAR, the Grantor, and John P. Morrisey and Donna French, the witnesses, on this 11th day of January, 2001, all of whom personally appeared before me, JOHN STAYDUHAR is personally known to me or produced _____________________ as identification. John P. Morrisey and Donna French are personally known to me.

                                            /s/ Judy A. Miller
                                           ------------------------------
                                            NOTARY PUBLIC
                                            My Commission Number:
                                            My Commission Expires:

DECLARATION OF TRUST
JOHN STAYDUHAR
Page-12-of-13-



         IN WITNESS WHEREOF, I, JOHN FARINA, hereby accept the foregoing Trust Agreement, said Agreement consisting of nineteen (13) pages, and I have signed my name in the presence of the persons witnessing this Trust Agreement, at my request, this 11th day of January, 2001, at West Palm Beach, Palm Beach County, Florida.



                                                 /s/ John Farina
                                                ---------------------------
                                                JOHN FARINA, Trustee


         The above and foregoing instrument consisting of these thirteen (13) pages, was signed, sealed, declared and published by JOHN FARINA, as Trustee, in the presence of us, the undersigned, who at his special instance and request, do attest as witnesses after said Trustee signed his name thereto, and in the presence of each other, and in his presence this 11th day of January, 2001.



/s/ Donna French                     of                Lake Worth, FL
-------------------------------------                 --------------------------
WITNESS


/s/ John P. Morrissey                of                North Palm Beach, FL
-------------------------------------                 --------------------------
WITNESS

DECLARATION OF TRUST
JOHN STAYDUHAR
Page-13-of-13-





                          SELF PROOF OF TRUST AGREEMENT


STATE OF FLORIDA           )
                           )  ss:
COUNTY OF PALM BEACH       )


         WE, JOHN FARINA, Donna French, and John P. Morrissey, the Trustee and the witnesses, respectively, whose names are signed to the attached or foregoing instrument, having been sworn, declared to the undersigned officer that the Trustee, in the presence of the witnesses, signed the instrument as Trustee of the Trust Agreement, that he signed, and that each of the witnesses, in the presence of the Trustee and in the presence of each other, signed this Trust Agreement as a witness.



                                      /s/ John Farina
                                    ---------------------------------
                                    JOHN FARINA, Trustee


                                      /s/ Donna French
                                    ---------------------------------
                                    WITNESS


                                      /s/ John P. Morrissey
                                    ---------------------------------
                                    WITNESS


         Sworn to and subscribed before me by JOHN FARINA, the Trustee, and Donna French, and John P. Morrissey, the witnesses, on this 11th day of January, 2001, all of whom personally appeared before me, and all of whom are personally known to me.


                                                /s/ Judy A. Miller
                                             --------------------------------
                                             NOTARY PUBLIC
                                             My Commission Number:
                                             My Commission Expires:

                                   SCHEDULE A


         Solitron Devices, Inc. Stock Certificate No. SD 8620 which represents 253,848 shares of common stock.

         Solitron Devices, Inc. Stock Certificate No. _________ which represents 174,000 shares of common stock.

                                                   Settlement Agreement/04.11.00




                              SETTLEMENT AGREEMENT


         THIS AGREEMENT ("Agreement") made this 11th day April, 2000 by and among JOHN STAYDUHAR ("Stayduhar"), SOLITRON/VECTOR - MICROWAVE PRODUCTS, INC. n/k/a SV Microwave, Inc. ("SVMP") and HCG TECHNOLOGIES, INC. ("HCGT"). Stayduhar, SVMP and HCGT may herein collectively be referred to as the "Parties."

                              W I T N E S S E T H:


         WHEREAS the Parties are all parties to that litigation styled John Stayduhar, Plaintiff v. Vector Trading and Holding Corporation, Defendant; John Stayduhar, Plaintiff-in-Execution v. Vector Trading and Holding Corporation, Defendant-in-Execution v. Solitron Devices, Inc., Solitron/Vector Microwave Products, Inc., lnversiones Globales, and Howard White, Third Party Defendants; John Stayduhar, Plaintiff-in-Execution v. HCG Technologies, Inc., Third Party Defendant, Case No. CL-93-6850 AO, pending in the Circuit Court of the Fifteenth Judicial Circuit in and for Palm Beach County, Florida (the "Lawsuit"), wherein Stayduhar is the Plaintiff-in-Execution, and SVMP and HCGT are Third Party Defendants in that supplementary proceeding;

         WHEREAS, SVMP and HCGT have made an Offer of Judgment pursuant to
Section 768.79, Florida Statutes to Stayduhar;

         WHEREAS, the Parties wish to settle their dispute on the terms set out below, and agree that this Agreement is being executed for the purposes of settlement of disputed

                                                   Settlement Agreement/04.11.00


claims, with nothing contained in this Agreement to be deemed, or in any way construed, to be an admission of any liability by any of the Parties to this Agreement;

         WHEREAS, the Parties have each consulted with their legal counsel regarding their rights with respect to the disputes between the Parties and believe it is in their mutual best interests to reach an amicable resolution with respect to certain past, present or future claims or potential claims;

         NOW THEREFORE, in consideration of the foregoing and for good and valuable consideration, the receipt and adequacy of which is hereby acknowledged by each of the Parties hereto, Stayduhar, SVMP and HCGT hereby agree as follows:

         1. Settlement Payment. SVMP and HCGT shall pay to Stayduhar the total sum of Two Hundred Sixty Five Thousand Dollars (USD $265,000) (the "Settlement Funds") and deliver to Solitron Devices Inc.'s transfer agent in accordance with the instructions described below, 125,000 shares of common stock of Solitron Devices, Inc. (the "Solitron Stock"), as such stock is described in that certain Agreed Order Resolving Reorganized Debtor's Motion To Enforce Restrictions on Shares Issued to Vector (attached hereto as Attachment 1). One Hundred Seventy Five Thousand Dollars ($175,000.00) of the Settlement Funds shall be paid thirty-five (35) calendar days from the date that Stayduhar delivers to counsel for SVMP and HCGT, Traci H. Rollins, Steel Hector & Davis LLP of 1900 Phillips Point West, 777 So. Flagler Drive, West Palm Beach, Florida 33401, the executed SVMP/HCGT Judgment (as defined below). The One Hundred Seventy Five Thousand Dollars ($175,000.00) shall be remitted to Stayduhar in the form of a check made payable to the order of "Boyes & Farina, P.A. Trust Account," whereupon the

                                                   Settlement Agreement/04.11.00


Settlement Documents (as defined below) shall be immediately effective, delivered and released to the Parties. SVMP and HCGT shall cause the Solitron Stock to be reissued in accordance with written instructions to be provided by Stayduhar. A Promissory Note executed by SVMP representing the balance of the Settlement Funds, Ninety Thousand Dollars ($90,000) (attached hereto as Attachment 2), shall be delivered to Stayduhar concurrent with payment of the One Hundred Seventy Five Thousand Dollars ($175,000.00) as provided herein. The Parties agree that the terms of this Agreement, and payment of the Settlement Funds shall be inclusive of all claims to and against the stock of SVMP, the Non-Negotiable Promissory Note dated December 3, 1998 from HCG Technologies, Inc. to Inversiones Globales, S.A. and for damages, costs, expenses and disbursements that might otherwise be sought by Stayduhar or Stayduhar's counsel against SVMP and/or HCGT.

         2. The SVMP/HCGT Judgment. Stayduhar agrees that in accordance with
Section 768.79, Florida Statutes, he accepts the offer of judgment made by SVMP and HCGT, and accordingly, will seek entry of the judgment against SVMP and HCGT (the "SVMP/HCGT Judgment") in the form attached hereto as EXHIBIT "A", by filing a motion in the form of EXHIBIT "B". The motion will be filed simultaneous with the execution of this Agreement and shall be noticed for hearing on the Uniform Motion Calendar to occur no later than seven calendar days hereafter.

3. The Settlement Documents. Stayduhar, and SVMP and HCGT, shall duly execute and deliver each to the other an original general release in the form attached hereto as EXHIBIT "C" AND "D", duly executed for the benefit of each of the releasees

                                                   Settlement Agreement/04.11.00


named therein. The Parties agree that execution of the general releases is a material inducement for the parties to enter into this Agreement and that it would be difficult to prove damages directly flowing from a breach of this promise. Accordingly, the parties agree that in the event of a breach of this promise to execute the general release, there shall be no adequate remedy at law and the performing party shall be entitled to an injunction to enforce the terms hereof and to specific performance hereof.

         4. Warranty. Stayduhar hereby warrants that he has not heretofore transferred or encumbered (and will not hereafter transfer to anyone other than SVMP and HCGT or encumber) any rights, claims or causes of action he may have against SVMP and HCGT or those releasees named in the releases in the forms attached hereto as Exhibits "C" and "D".

         5. Vector Trading and Holding Coloration. Stayduhar agrees that he will seek entry of the judgment against Defendant-in-Execution Vector Trading and Holding Corporation (the "Vector Judgment") in the form attached hereto as EXHIBIT "E", by filing a motion in the form of EXHIBIT "F". The motion will be filed and noticed for hearing as soon thereafter as reasonably possible.

6. Further Documentation and Cooperation; Right to Terminate. Stayduhar, SVMP, and HCGT shall cooperate fully with each other, and Stayduhar and his counsel shall use their best efforts to obtain entry of the SVMP/HCGT Judgment and the Vector Judgment, and all of their terms. Upon request, the parties shall execute and deliver to the other, as the case may be, any and all further documentation, and shall take such further actions, as each other may reasonably request in order to enforce this Agreement. SVMP

                                                   Settlement Agreement/04.11.00


and HCGT shall have the right to withdraw from and terminate this settlement and this Agreement if the court objects to any material aspect or term of the SVMP/HCGT Judgment and/or the Vector Judgment (as SVMP and HCGT in their sole discretion believes would deprive SVMP and HCGT of the benefit of the bargain provided to them by the settlement and this Agreement), provided that SVMP and HCGT provide Stayduhar with written notice within ten (10) days thereafter. If SVMP and HCGT timely withdraw, this Agreement shall be of no force and effect, and the Parties' rights and defenses shall be restored without prejudice as if this Agreement had never been executed.

         7. Binding Nature. This Agreement shall be binding upon all successors and assigns of the respective Parties hereto. There are no third-party beneficiaries of or to this Agreement.

         8. Modification and Waiver. No provision of this Agreement shall be amended, waived or modified except by an instrument, in writing, signed by each of the Parties hereto.

         9. Construction. The terms of this Agreement are contractual and not merely recitals. In construing this Agreement, the singular shall include the plural, the plural shall include the singular, and the use of any gender shall include every other and all genders. This Agreement should not be construed more strictly against one party than against any other, as all Parties have contributed substantially and materially to the terms and preparation of this Agreement. All descriptive headings of this Agreement are inserted for convenience only and shall not affect the construction or interpretation hereof. This Agreement may be executed in any number of counterparts, each of which, when executed

                                                   Settlement Agreement/04.11.00


and delivered, shall be an original, but all counterparts shall together constitute one and the same instrument. This Agreement is to be construed and enforced according to the laws of the State of Florida, without regard to its conflict of law rules.

         WHEREFORE, to signify their acceptance of the terms set forth herein, the Parties have signed below effective as of the date first written above.



                       THIS PART LEFT INTENTIONALLY BLANK

                                                   Settlement Agreement/04.11.00


         IN WITNESS WHEREOF, the Parties have caused these presents to be executed in their name, this 11th day of April, 2000.

Signed, sealed and delivered
in the presence of:                        /s/ John Stayduhar
                                           ---------------------------
                                           JOHN STAYDUHAR
/s/
-----------------------------
Witness


/s/
-----------------------------
Witness




STATE OF FLORIDA
COUNTY OF PALM BEACH

         The foregoing instrument was acknowledged before me this 11th day of April, 2000 by John Stayduhar, who is personally known to me [ ] or who has produced Florida Drivers License as identification [x] and who did take an oath.

                                          /s/ Susan F. Kessler
                                          -------------------------------------
                                          NOTARY PUBLIC
                                          State of Florida
                                          My Commission expires: Sept. 17, 2000

                                          Susan F. Kessler
                                          -------------------------------------
                                          Print Name of Notary
(NOTARY SEAL)

                                                   Settlement Agreement/04.11.00


         IN WITNESS WHEREOF, the Parties have caused these presents to be executed in their name, this 11th day of April, 2000.

                                               SOLITRON/VECTOR MICROWAVE
                                               PRODUCTS, INC.

 Signed, sealed and delivered
 in the presence of:                           By: /s/ W.C. Martin
                                                   ----------------------------
                                               Its: CEO
/s/
----------------------------
Witness


/s/
----------------------------
Witness



STATE OF FLORIDA
COUNTY OF PALM BEACH

         The foregoing instrument was acknowledged before me this 11th day of April, 2000 by W. C. Martin, in his capacity as CEO of Solitron/Vector Microwave Products, Inc., who is personally known to me [ ] or who has produced Florida Drivers Licence as identification [x] and who did take an oath.

                                        /s/ Susan F. Kessler
                                        -------------------------------------
                                        NOTARY PUBLIC
                                        State of Florida
                                        My Commission expires: Sept. 17, 2000

                                        Susan F.Kessler
                                        -------------------------------------
                                        Print Name of Notary
(NOTARY SEAL)

                                                   Settlement Agreement/04.11.00


         IN WITNESS WHEREOF, the Parties have caused these presents to be executed in their name, this 11th day of April, 2000.

                                                          HCG TECHNOOGIES, INC.

 Signed, sealed and delivered
 in the presence of:                                      By: W.C. Martin
                                                          ---------------------
                                                          Its:  CEO
/s/
------------------------
Witness


/s/
------------------------
Witness




STATE OF FLORIDA
COUNTY OF PALM BEACH

         The foregoing instrument was acknowledged before me this 11th day of April, 2000 by W. C. Martin, in his capacity as CEO of HCG Technologies, Inc., who is personally known to me [ ] or who has produced Florida Drivers License as identification [x] and who did take an oath.

                                        /s/ Susan F. Kessler
                                        -----------------------------
                                        NOTARY PUBLIC
                                        State of Florida
                                        My Commission expires: Sept. 17, 2000

                                        Susan F. Kessler
                                        -----------------------------
                                        Print Name of Notary

(NOTARY SEAL)

                      AMENDMENT ONE TO SETTLEMENT AGREEMENT


         THIS AMENDMENT ONE TO SETTLEMENT AGREEMENT is made this 28th day of July, 2000 between JOHN STAYDUHAR ("Stayduhar"), SOLITRON/VECTOR MICROWAVE PRODUCTS, INC. n/k/a SV Microwave, Inc. ("SVMP"), and HCG TECHNOLOGIES, INC. ("HCGT"). Stayduhar, SVMP and HCGT may herein collectively be referred to as the "Parties."

                              W I T N E S S E T H:


         WHEREAS, the Parties entered into that certain Settlement Agreement dated April 11, 2000 (the "Agreement");

         WHEREAS, Stayduhar subsequently moved to set aside the Agreement and the Parties thereafter proceeded to mediation on July 28, 2000;

         WHEREAS, the Parties have settled their dispute on the terms set out below and agree that this Amendment One to the Settlement Agreement (the "Amendment") is being executed for purposes of settlement of disputed claims, with nothing contained herein or in the Agreement to be deemed, or in any way construed, to be an admission of liability by any of the Parties;

         WHEREAS, the Parties have each consulted with their legal counsel regarding their rights with respect to the disputes between the Parties and believe it is in their mutual best interest to reach an amicable resolution with respect to certain past, present, or future claims or potential claims;

         NOW THEREFORE, in consideration of the foregoing and for good and valuable consideration, the receipt and adequacy of which is hereby acknowledged by each of

                                   Amendment One to Settlement Agreement/7.28.00


the Parties hereto, Stayduhar, SVMP, and HCGT hereby agree that the Agreement is amended as follows:

         1. All terms not otherwise defined in this Amendment shall have the meanings given them in the Agreement.

         2. Except as amended in this Amendment, the Agreement shall remain in full force and effect in accordance with its terms and is hereby ratified and confirmed in its entirety.

         3. Paragraph 1 is deleted in its entirety and replaced with the following:

                  1. Settlement Payment. SVMP and HCGT shall pay to Stayduhar the total sum of Four Hundred Sixty-five Thousand Dollars (USD $465,000.00) (the "Settlement Funds") and deliver to Solitron Devices Inc.'s transfer agent in accordance with the instructions described below 253,848 shares of common stock of Solitron Devices, Inc. (the "Solitron Stock"), as such stock is described in that certain Agreed Order Resolving Reorganized Debtor's Motion To Enforce Restrictions on Shares Issued to Vector (attached to the Agreement as Attachment 1). On August 11, 2000, Two Hundred Seventy-five Thousand Dollars ($275,000.00) shall be remitted to Stayduhar in the form of a check made payable to the order of "Boyes & Farina, P.A. Trust Account," whereupon the Amended and Restated General Releases (as defined below) shall be immediately effective, delivered and released to the Parties. SVMP and HCGT shall cause certificates evidencing the Solitron Stock to be delivered accompanied by stock powers duly executed in blank. The balance of the Settlement Funds, One Hundred Ninety Thousand Dollars ($190,000.00) shall be paid pursuant to that Promissory Note attached to this Amendment as Attachment 1. The Parties agree that the terms of this Agreement, as amended, and payment of the Settlement Funds shall be inclusive of all claims to and against the stock of SVMP, the Non-Negotiable Promissory Note dated December 3, 1998 from HCG Technologies, Inc. to Inversiones Globales, S.A. and for damages, costs, fees, expenses and disbursements that might otherwise be sought

                                   Amendment One to Settlement Agreement/7.28.00


                  by Stayduhar or Stayduhar's counsel against SVMP and/or HCGT.

         4. The General Releases identified in paragraph 3 and attached in form as Exhibits C and D are deleted in their entirety and replaced with the Amended and Restated General Release in the form attached hereto as Exhibit C-1 and D-1. All other references in the Agreement to the General Releases shall be to the Amended and Restated General Releases, and shall remain in full force and effect.

         5. The following paragraphs are hereby added:

                  Withdrawal of Motion to Set Aside Settlement. Stayduhar shall, on or before August 1, 2000, file a Notice of Resolution of Motion to Set Aside Settlement, advising the Court that the Motion to Set Aside Settlement has been resolved as between the Parties, and that such matter may be removed from the Court's trial docket. Stayduhar agrees that this action is taken with prejudice and is intended to fully dispose of the issues presented by the Motion to Set Aside Settlement.

                  Disclosure and Access to Information. The Parties represent and warrant that they have received all information, financial, technical or otherwise, which each deems necessary and prudent to independently, and without reliance upon any of the Parties, make the decision to enter into this Agreement. No Party or other person has made any representations or warranties, except as set forth in the Agreement and this Amendment.

                                   Amendment One to Settlement Agreement/7.28.00


         IN WITNESS WHEREOF, the Parties have caused these presents to be executed in their name, this 28th day of July, 2000.

Signed, sealed and delivered
in the presence of:                               /s/ John Stayduhar
                                                  ----------------------------
                                                  JOHN STAYDUHAR
/s/
-----------------------
Witness


/s/
-----------------------
Witness




STATE OF FLORIDA
COUNTY OF PALM BEACH

         The foregoing instrument was acknowledged before me this 28th day of July, 2000 by John Stayduhar, who is personally known to me [ ] or who has produced drivers license as identification [x] and who did take an oath.

                                         /s/ R. Monique Sutton
                                         --------------------------------
                                         NOTARY PUBLIC
                                         State of Florida
                                         My Commission expires:10/26/2002

                                         R. Monique Sutton
                                         --------------------------------
                                         Print Name of Notary
(NOTARY SEAL)

                                   Amendment One to Settlement Agreement/7.28.00



         IN WITNESS WHEREOF, the Parties have caused these presents to be executed in their name, this 28th day of July, 2000.

                                              SV MICROWAVE, INC.

 Signed, sealed and delivered
 in the presence of:                          By: /s/ W.C. Martin
                                                  --------------------------
                                              Its:  President
/s/
-----------------------
Witness


/s/
-----------------------
Witness




STATE OF FLORIDA
COUNTY OF PALM BEACH

         The foregoing instrument was acknowledged before me this 28th day of July, 2000 by W. C. Martin, in his capacity as President of SV Microwave, Inc., who is personally known to me [ ] or who has produced drivers license as identification [x] and who did take an oath.

                                       /s/ R. Monique Sutton
                                       ----------------------------------
                                       NOTARY PUBLIC
                                       State of Florida
                                       My Commission expires:  10/26/2002

                                       R. Monique Sutton
                                       ----------------------------------
                                       Print Name of Notary
(NOTARY SEAL)

                                   Amendment One to Settlement Agreement/7.28.00


         IN WITNESS WHEREOF, the Parties have caused these presents to be executed in their name, this 28th day of July, 2000.

                                                HCG TECHNOOGIES, INC.

Signed, sealed and delivered
in the presence of:                             By: /s/ Bill Martin
                                                    -------------------------
                                                Its:  President
/s/
------------------------
Witness


/s/
------------------------
Witness




STATE OF FLORIDA
COUNTY OF PALM BEACH

         The foregoing instrument was acknowledged before me this 28th day of July, 2000 by Bill Martin, in his capacity as President of HCG Technologies, Inc., who is personally known to me [ ] or who has produced drivers license as identification [ ] and who did take an oath.

                                              /s/ R. Monique Sutton
                                              ---------------------------------
                                              NOTARY PUBLIC
                                              State of Florida
                                              My Commission expires: 10/26/2002

                                              R. Monique Sutton
                                              ---------------------------------
                                              Print Name of Notary
(NOTARY SEAL)